FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For January 28, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                  _____              _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes             No    X
                             _____         _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Preliminary results for the year ended December 31, 2002

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 28, 2003
                                            ARM HOLDINGS PLC


                                            By:  /s/Tim Score
                                            Name: Tim Score
                                            Title: Chief Financial Officer

                                                                          ITEM 1

EMBARGOED UNTIL 7.00am GMT 28 JANUARY 2003

ARM HOLDINGS PLC PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002
ARM Holdings plc announces fourth quarter revenues of (pound)32.3 million and pre-tax profit of (pound)5.5 million CAMBRIDGE, UK, 28 January 2003--ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the fourth quarter and the twelve months ended 31 December 2002.

FINANCIAL HIGHLIGHTS (US GAAP)

Twelve months ended 31 December 2002
o Total revenues up 3% to(pound)150.9 million (2001:(pound)146.3 million). At constant exchange rates, total revenues up year on year by 7%. Licensing revenues up 8% to(pound)83.0 million

o Profit before taxation at(pound)47.4 million (2001:(pound)50.3 million) before restructuring costs of(pound)2 million

o Cash balance of(pound)130.3 million at year end up from(pound)121.7 million at end Q3 and(pound)104.5 million at 31 December 2001

o Earnings per fully diluted share (pre restructuring costs) of 3.3 pence. Earnings per fully diluted share (post restructuring costs) of 3.1 pence (15.0 cents per ADS*) (2001: 3.3 pence and 14.5 cents respectively)

Fourth quarter ended 31 December 2002
o Total revenues at(pound)32.3 million (Q4 2001:(pound)40.2 million), 3% lower than Q3 2002
o   Royalty revenues up 26% sequentially to(pound)7.8 million (Q3 2002:(pound)
    6.2  million) on record quarterly unit shipments of 127 million
o 13 licenses signed in the quarter. Number of semiconductor partners increases to 108
o Profit before taxation at(pound)7.5 million (Q4 2001:(pound)13.8 million) before restructuring costs of(pound)2 million
o Total workforce reduced by approximately 12% to 721 at year end, giving rise to annual savings in employee costs of approximately(pound)5 million.
o Net cash inflow from operating activities of (pound)15.8 million in Q4. Net cash up by (pound)8.6 million in the quarter after (pound)2 million outflow on restructuring costs and (pound)1.5 million investment in Superscape PLC
o Earnings per fully diluted share (pre restructuring costs)of 0.5 pence. Earnings per fully diluted share (post restructuring costs) of 0.4 pence (1.7 cents per ADS*) (Q4 2001: 0.9 pence and 3.9 cents respectively)

* Each American Depositary Share (ADS) represents three shares
-------------------------------------------------------------------------------

Commenting on the fourth quarter and full year results, Sir Robin Saxby, Chairman, said:
"Although, following our Q3 results, we adjusted our medium term revenue expectations and implemented cost base reduction, our competitive position in the intellectual property licensing business has strengthened and the long term prospects for ARM continue on a positive trend. It is encouraging to see that the momentum behind our business has given rise to an increase in royalty revenues in the fourth quarter."

Warren East, Chief Executive Officer, added:
"Despite the difficulties presented by tough industry conditions, our team has responded well to the operational challenges in the quarter. The ARM1136J-S(TM) product was successfully delivered to lead partners as planned, the reduction in the workforce was managed sensitively and efficiently and the sales team closed a number of important strategic license deals. We expect the exact timing of signing of license deals to continue to be hard to predict, and in view of this our guidance on revenues in the short term continues to be flattish. As and when the market recovers we have the opportunity to increase our R & D spend further."

Tim Score, Chief Financial Officer, said:
"ARM's Q4 results demonstrate that the company continues to be profitable and cash generative at the reduced revenue levels resulting from the slowdown in licensing activity. Efforts to improve working capital management have contributed to the increase in the cash balance to over (pound)130 million and tight management of the cost base in 2003 will enable us to reduce the impact on profitability of lower revenues in the current market conditions."

Operating review for the twelve months ended 31 December 2002

Market conditions
The challenging economic environment and severe downturn in the semiconductor industry persisted throughout 2002. In this context, ARM reported robust results in the first half of the year. However, when the industry upturn foreseen by many commentators in the second half did not materialise, we experienced some deferment of licensing decisions by our partners and a consequent slowdown in licensing activity.

This slowdown in licensing activity caused us to realign our expectations for short to medium term revenue growth and we took the decision to adjust our cost base to be commensurate with our revised expectations. Despite the unhelpful market background we continue to invest in the future ARM technology roadmap by maintaining a high level of research and development expenditure and are therefore particularly pleased that even with a slowdown in licensing activity in the second half we remain strongly profitable and cash generative. Indeed, in the second half alone the total net cash inflow from operating activities was (pound)30.8 million giving rise to a year end cash balance of over (pound)130 million.

Current trading and prospects
We stated in our Q3 earnings release that the key long-term growth indicators for the company remain healthy. This view is supported by our Q4 results with a further 13 licenses signed, a meaningful sequential improvement in royalty revenues and strong cash flow generation.

However, although we have reasonable visibility of future revenues due to the strategic nature of our relationships with our partners, the licensing revenue already in the backlog and the current run rate of our non-licensing revenue streams, we anticipate that the timing of the closure of licensing deals will remain unpredictable, particularly in the short term. Moreover, the company's reported revenues are exposed to further weakening of the US dollar. Therefore, in spite of an increased contribution from royalties in Q4 of 2002, it is our expectation that total quarterly revenues will remain flattish for the foreseeable future with revenues in Q1 2003 likely to be at the lower end of the range.

As 2003 progresses, we anticipate momentum being provided inter alia by the licensing of our newer cores (ARM1136J-S and ARM1026EJ-S(TM)), the introduction of new platform products, the introduction of a number of new development systems products and the positive momentum in royalty revenues.

License revenues
Although licensing activity slowed in the second half, important strategic deals continue to be signed. In the full year, license revenues of (pound)83.0 million were 8% ahead of last year. By the end of 2002 we had 108 semiconductor partners (as reported in Q2 2002, two companies which had signed per-use licenses in previous years no longer have access to ARM technology) compared to 77 at the end of 2001. In total 70 licenses were signed in the year, comprising 46 multi-use licenses and 24 per-use licenses. Of the 33 new partners signed in 2002, 10 took multi-use licenses and 23 per-use licenses. In Q4 2002, we announced that LSI Logic, Qualcomm and Texas Instruments were three of the first five licensees of the ARM1136J-S. Significant licensing opportunities exist through licensing our leading-edge technology to major new partners, licensing additional products to existing partners, licensing our products on a per use basis via the Foundry Programme and by licensing non-CPU products (hardware platforms, software and peripherals) to new and existing partners. The flexibility of our licensing models ensures that the commercial needs of all our partners can be addressed. In Q4 2002, we introduced the new Approved Licensing Programme with Flextronics signed as the first approved licensee. The purpose of the Programme is to engage with a select number of partners who will be able to sub-license ARM products as part of a wider design services offering, thereby extending the reach of the ARM architecture and increasing the number of ARM(R) technology-based design wins.

Although ARM has licensed its technology to many of the world's leading semiconductor companies, some two-thirds of the top 150 semiconductor companies are yet to become ARM licensees. In addition to these potential new customers, many of our partners have demonstrated their confidence in the ARM technology roadmap by licensing a number of additional products, giving us confidence in future license revenue momentum. In 2001, some 80% of license revenues were earned from existing partners. This proportion increased to 89% in 2002. As the ARM partner base broadens and the number of products available to be licensed extends, our ability to sign "upgrade" and "derivative" licenses also increases.

Foundry Programme
The Foundry Programme, introduced in 2000 to make ARM technology available to small "fabless" companies, has continued to expand in 2002. We have entered into arrangements with a further 4 foundries during the year bringing the total to 7. In addition, 23 more companies have licensed technology through the Foundry Programme in 2002 bringing the total number of per use licensees to 46. Our first per use licensee began shipping in the quarter to 31 March 2002. By the end of the year the number of shippers had increased to six. To date, only four of the 19 cores available for multi-use licensing have been introduced into the Foundry Programme. When the Programme was originally established, we envisaged that some per-use licensees would upgrade to multi-use licenses. To date, four per-use licensees have upgraded to multi-use licenses.

Given the pricing model used in the Foundry Programme (typically, lower up-front license fees and higher per unit royalties) and our success in attracting a large number of partners to the Programme, the impact on our total licensing revenues is to reduce the average price per license but to increase the number of licenses sold and increase total revenue overall. The Programme not only represents incremental licensing revenue to the business but also ensures that a much greater number of semiconductor companies can have access to ARM technology. The success of the Foundry Programme has not impacted our pricing of multi-use licenses.

Non-CPU licensing
Alongside our CPU core licensing business, the licensing of non-CPU technology comprising platforms, peripherals, models and application software grew to (pound)12.6 million, representing 15% of total license revenues in 2002 compared to (pound)11.9 million or 15% of total license revenues in 2001. In 2001, we introduced the PrimeXsysTM Platform for the wireless market to enable licensees to achieve time-to-market advantage when developing their own wireless application solutions. This platform has now been licensed to 4 partners. In 2002, we announced the availability of the PrimeXsys Dual Core Platform for use primarily in networking applications.

Royalties and unit shipments
Royalty revenues earned in 2002 were (pound)26.8 million on 456 million units shipped, compared to (pound)27.9 million in 2001 on 420 million units shipped. Up to 30 September 2002, a total of 1.4 billion ARM core-based chips have been shipped (we receive data one quarter in arrears, so that royalty revenues in a quarter relate to units shipped by our partners in the previous quarter). Royalty revenues in the fourth quarter were (pound)7.8 million on 127 million units shipped, up 26% from (pound)6.2 million in the previous quarter on 124 million units shipped. Growth in royalty revenues is driven by many factors including the number of ARM partners shipping and the mix of ARM core-based chips being sold, with the newer cores typically generating higher per unit royalty payments. To date, 93% of all ARM core-based chips sold have been based on ARM7(TM) technology. As the mix changes to include royalties earned on more recent ARM9(TM), ARM10(TM) and ARM11(TM) core-based chips, we anticipate an upward trend in the average royalty earned per chip. In the longer term, the contribution from chips sold by per-use licensees will also positively impact the average royalty rate, reflecting the different business model deployed in the Foundry Programme.

The broad reach of ARM technology is demonstrated by the fact that royalty revenues are now being earned from products being shipped in all target end markets. The wireless market (in which we include personal organizers) remained the largest end market using ARM technology in 2002, accounting for approximately 64% of royalty revenues (or 11% of total revenues).

Development Systems
After a very strong start to the year, sales of development systems have slowed latterly with full year sales of (pound)23.1 million being marginally down on the (pound)23.3 million reported in 2001. However, it is encouraging that sales of the ARM Development Suite(TM), a leading indicator of the amount of ARM core-based development activity taking place, were up year on year. We recently introduced our new RealView(TM) tools which we expect will provide positive impetus in 2003. These new products include the Integrator(TM)/CP Development Platform, the Multi-ICE(R) JTAG Emulator for Windows CE, the Realview(TM) Developer Kit for Intel XScale technology and the Realview Multi-Core Debugger. We continue to build our sales capability via third party distribution channels, accounting for approximately 30% of total development systems sales in 2002. Development systems sales continue to reflect the global reach of the ARM architecture with revenues being split approximately 29% in the US, 40% in East Asia and 31% in Europe.

Product development
We continue to invest in research and development in order to ensure that the ARM technology roadmap provides competitive advantage to our partners, regardless of the end markets which they are targeting. Research and development expenditure of (pound)47.3 million in 2002 is up by 28% over 2001 and represents 31% of 2002 sales. Despite reducing our headcount in Q4, investment in the development of innovative technology remains a priority. Consistent with previous announcements, we made the first deliveries of the ARM1136J-S product, the first core from our ARMv6 microarchitecture, to lead partners in the fourth quarter of this year. 2002 also saw the announcement of the latest ARM10 family core, the ARM1026EJ-S highlighting the 64 bit features of the product. Further developments have taken place on our PrimeXsys family of platforms, with the announcement of the new ARM11 PrimeXsys Platform and the launch of our Dual Core Platform for networking applications, our MOVE(TM) technology for multimedia applications and our SecurCore(TM) SC200(TM) family. Other significant development activity has taken place with our 3D graphics collaborative projects
- the MBX 3D graphics accelerator and the Swerve 3D graphics software engine.

In Q4, ARM announced a strategic collaboration with National Semiconductor to develop and market new energy efficient technology including dynamic voltage and frequency scaling for ARM Powered(R) systems, including next generation mobile devices.

People
Since October 2001, ARM's management team has evolved in order to position the company for the next stage of its development. In October 2001, the roles of Chairman and Chief Executive were split with Warren East being appointed as Chief Executive Officer and Sir Robin Saxby remaining as Chairman. At the same time, two of ARM's founders, Tudor Brown and Mike Muller were appointed to the plc Board as Chief Operating Officer and Chief Technology Officer respectively. In March 2002 Tim Score replaced Jonathan Brooks as Chief Financial Officer and in August 2002 Mike Inglis was appointed to the plc Board as Executive Vice President (EVP) Marketing. The operational board of the company has also been strengthened by the appointment of Colm MacKernan as General Counsel and by the promotions to the executive team of Simon Segars (EVP Engineering) and Jerry Ardizzone (EVP Worldwide Sales).

Headcount at the end of 2002 stood at 721 compared to 794 at the end of September 2002 and 722 at the end of 2001. As announced in October 2002, total headcount was reduced by some 12% in Q4 across all levels and business areas, giving rise to savings in annual employment costs of approximately (pound)5 million. The global reach of our business is illustrated by the fact that our 721 employees operate out of 19 locations in 9 countries.

Legal action
On 28 May 2002, Nazomi Communications, Inc. filed a lawsuit against ARM before the Federal District Court for Northern California claiming that ARM's JazelleTM technology for Java infringes a US patent owned by Nazomi. ARM is confident that its products do not infringe the patent cited in the lawsuit or any other Nazomi patents and we intend to pursue Nazomi for all legal costs incurred by ARM in defending our intellectual property in this case.

We maintain our view that this action is more straightforward than the litigation with picoTurbo Inc which was concluded in December 2001, therefore the cost and occupation of management time is expected to be significantly less and the matter could be concluded expeditiously.

The continued protection of our intellectual property remains very important to us. We now have over 230 patent families covering the scope of our activities, comprising 738 patents on file around the world, of which 245 have matured into issued patents. Moreover, we filed twice as many patent applications in 2002 as we filed in 2001.


Financial review

Fourth quarter ended 31 December 2002
Total revenues for the fourth quarter ended 31 December 2002 amounted to (pound)32.3 million, representing a 3% decrease from (pound)33.3 million in the third quarter of 2002, and a 20% decrease over fourth quarter 2001 revenues of (pound)40.2 million.

License revenues amounted to (pound)15.8 million representing 49% of revenues compared to (pound)17.9 million or 54% of revenues in the third quarter of 2002 and (pound)22.7 million or 57% of revenues for the corresponding period in 2001. We signed 13 licenses with partners during the fourth quarter of 2002: five multi-use licenses to new partners, two new per use licenses and six upgrade and derivative licenses.

Of the new multi-use partners, three were new foundries; one took a license to ARM7TDMI(R), one took a license to ARM922T(TM) and the other took a license to both cores. Of the other new multi-use licensees, one took a license to ARM926EJ-S(TM) and the other took a license to our Securcore SC100(TM). One of the new per use licensees took a license to the ARM7TDMI and the other took a license to the ARM922T and ARM946E(TM). There were also two further upgrades where existing partners took licenses to a new family of cores that they had not previously licensed. Both of these took licenses to the ARM1026EJ-S. One of these was previously a per use licensee which brings the number of partners converted from per use to full licenses to four. One existing customer also took two derivatives from the ARM9 family.

Royalty revenues in the fourth quarter were (pound)7.8 million accounting for 24% of revenues compared to (pound)6.2 million or 19% of revenues in the third quarter of 2002 and (pound)6.8 million or 17% of revenues for the corresponding period in 2001. Sales of development systems amounted to (pound)4.4 million, representing 14% of total revenues compared to (pound)5.0 million or 15% of total revenues in the third quarter of 2002 and (pound)5.8 million or 14% of revenues in the fourth quarter of 2001. Service revenues were (pound)4.3 million comprising consulting fees of (pound)0.9 million and support, maintenance and training fees of (pound)3.4 million compared to total service revenues of (pound)4.2 million in the third quarter of 2002 and (pound)4.9 million for the corresponding period in 2001.

Gross margins for the fourth quarter were 92%, up from 89% in the third quarter. This was due to the further concentration of resources on research and development activity rather than on services projects and lower sales of development systems resulting in lower cost of goods sold.

Research and development expenses were (pound)11.0 million in the fourth quarter of 2002 representing 34% of revenues. This compares to (pound)12.2 million or 37% of revenues in the third quarter of 2002. Sales and marketing costs for the fourth quarter were (pound)5.7 million compared to (pound)6.4 million in the third quarter of 2002. Research and development expenses and sales and marketing costs were lower in the fourth quarter due to the reduced headcount and to the release of the provision for employee bonuses. General and administration expenses were (pound)6.8 million in the fourth quarter of 2002 compared to (pound)4.0 million in the third quarter. The increase in the quarter was due to an increase in accrued legal expenses, the recording of unrealised future foreign exchange losses on certain committed but not yet invoiced future revenue streams in accordance with SFAS 133 and an increase in the allowance for doubtful debts. Restructuring costs of (pound)2.0 million were charged to the profit and loss account in the fourth quarter of 2002. Operating margins were 13.3% for the quarter compared to 31.7% for the fourth quarter of 2001 and 21.0% for the third quarter of 2002.

Income before income tax for the fourth quarter of 2002 was (pound)5.5 million or 17.2% of revenues compared to (pound)8.0 million or 24.0% of revenues in the third quarter of 2002 and (pound)13.8 million or 34.4% of revenues in the fourth quarter of 2001.

Fourth quarter fully diluted earnings per share prepared under US GAAP were 0.4 pence (1.7 cents per ADS) compared to 0.9 pence (3.9 cents per ADS) for the corresponding period in 2001 or 0.6 pence (2.7 cents per ADS) in the third quarter of 2002.

Cash flow
Net cash inflow from operating activities of (pound)15.8 million was generated in the fourth quarter, measured under UK GAAP. This strong performance was achieved in part due to good management of receivables in the quarter. The net cash balance increased by (pound)8.6 million after restructuring costs of (pound)2 million and an investment of (pound)1.5 million in the share capital of Superscape PLC in November 2002.

Twelve months ended 31 December 2002

Revenues
Total revenues for the twelve months ended 31 December 2002 amounted to (pound)150.9 million, an increase of 3% from total revenues of (pound)146.3 million in the twelve months ended 31 December 2001. The effective US dollar to sterling average exchange rate in 2002 has been 1.50 compared to 1.45 in 2001. This has had the effect of reducing total reported revenues by approximately (pound)5.8 million.

Product revenues, which include license fees, royalties and the sale of development systems, were (pound)132.9 million, representing 88% of total revenues in the twelve months to 31 December 2002. This compared to (pound)128.0 million, representing 87% of revenues in the corresponding period of 2001. Royalty revenues were (pound)26.8 million in the twelve months to 31 December 2002, compared to (pound)27.9 million in the twelve months to 31 December 2001. The number of multi-use licensees shipping silicon chips based on the ARM architecture is now 37, with 6 single-use licensees shipping. Licensing revenues grew by 8% to (pound)83.0 million in the twelve months to 31 December 2002 compared to (pound)76.8 million in 2001. Sales of development systems have decreased slightly from (pound)23.3 million for the twelve months to 31 December 2001 to (pound)23.1 million in the twelve months to 31 December 2002.

Service revenues, which include consulting services and revenues from support, maintenance and training, were (pound)18.0 million in the twelve months to 31 December 2002, representing 12% of total revenues compared to (pound)18.3 million or 13% of revenues in the twelve months to 31 December 2001. Consulting revenues were (pound)4.4 million in the twelve months to 31 December 2002 compared to (pound)7.4 million in the same period of 2001, while revenues from support, maintenance and training grew by 24% to (pound)13.6 million from (pound)10.9 million.

Gross margins
Gross margin for the twelve months to 31 December 2002 was 91%, compared to 88% for the twelve months to 31 December 2001.

Operating expenses
Research and development expenses increased from (pound)36.9 million or 25% of revenues in the twelve months to 31 December 2001 to (pound)47.3 million or 31% of revenues in 2002. Sales and marketing costs grew from (pound)21.5 million or 15% of revenues in the twelve months to 31 December 2001 to (pound)24.7 million or 16% of revenues in 2002. General and administration expenses were (pound)22.5 million or 15% of revenues in the twelve months to 31 December 2002, the same as in the twelve months to 31 December 2001. There is no goodwill amortization charge in 2002 following the introduction of SFAS 142, whereby goodwill is no longer amortized under US GAAP. Goodwill amortization of (pound)1.9 million was charged to the profit and loss account in 2001. Restructuring costs of (pound)2.0 million occurred in 2002.

Operating margins
Operating margins decreased from 31.5% in the twelve months to 31 December 2001 to 27.4% for 2002 when measured under US GAAP.

Interest
Interest was (pound)4.4 million for the twelve months to 31 December 2002 compared to (pound)4.5 million in 2001, with the benefit of higher cash balances being offset by lower interest rates in 2002.

Earnings and taxation
For the twelve months ended 31 December 2002, income before income tax under US GAAP was (pound)45.4 million or 30.1% of revenues compared to (pound)50.3 million or 34.4% of revenues in the twelve months ended 31 December 2001. Under UK GAAP profit before taxation was (pound)45.5 million or 30.1% of revenues compared to (pound)50.6 million or 34.6% of revenues in the twelve months ended 31 December 2001.

The group's taxation rate under US GAAP decreased from 32.4% in the twelve months to 31 December 2001 to 30.3% in 2002, due partly to the availability of research and development tax credits in the UK since April 2002.

Fully diluted earnings for the year ended 31 December 2002 under US GAAP were
3.1 pence per share (15.0 cents per ADS) compared to 3.3 pence per share (14.5 cents per ADS) for the year ended 31 December 2001.

Balance sheet and cash flow
Net cash inflow from operating activities of (pound)52.1 million was generated in the twelve months to 31 December 2002, measured under UK GAAP. Capital expenditure in the period was (pound)15.6 million. Cash and short term investments increased by (pound)25.8 million in the period to (pound)130.3 million at 31 December 2002 from (pound)104.5 million at the end of December 2001.

Accounts receivable decreased to (pound)20.5 million at 31 December 2002 from (pound)24.8 million at 31 December 2001. The allowance against receivables increased to (pound)2.2 million at the end of December 2002 from (pound)0.8 million at 31 December 2001, reflecting the increased number of smaller partners generated by the success of the Foundry Programme. Deferred revenues were (pound)14.4 million at the end of December 2002, compared to (pound)13.8 million at the end of Q3 and (pound)19.4 million at 31 December 2001.

The board of directors regularly reviews the structure of the balance sheet and the free cash generation with particular reference to potential uses of the Group's cash resources. In light of the current challenging trading conditions and the prospects for the company in the longer term, the board believes it is appropriate to retain sufficient cash to give the company the flexibility to continue to invest in product development in the event of a sustained industry downturn. The board therefore does not recommend the payment of a final dividend in respect of the twelve months ended 31 December 2002.

CONTACTS:
Sarah Marsland/ Juliet Clarke                  Tim Score
Financial Dynamics                             ARM Holdings plc
+44 (0) 207 831 3113                           +44 (0)1223 400 400


                                ARM Holdings plc
                 Fourth Quarter and Full Year Results - US GAAP
                      (in thousands except per share data)

                                                         Quarter        Quarter             Year            Year             Year
                                                            Ended          Ended            Ended           Ended            Ended
                                                           Dec 31         Dec 31           Dec 31          Dec 31           Dec 31
                                                             2002           2001             2002            2001         2002 (1)
                                                        Unaudited      Unaudited        Unaudited         Audited        Unaudited
                                                   --------------- --------------    ------------- ---------------    -------------
                                                      (pound)'000    (pound)'000      (pound)'000     (pound)'000            $'000

Revenues
         Product revenues                                  27,965         35,295          132,911         127,976          213,987
         Service revenues                                   4,347          4,922           18,011          18,298           28,998
                                                   --------------- --------------    ------------- ---------------    -------------
Total revenues                                             32,312         40,217          150,922         146,274          242,985
                                                   --------------- --------------    ------------- ---------------    -------------

Cost of revenues
         Product costs                                      1,265          2,306            6,464           8,209           10,407
         Service costs                                      1,300          2,651            6,721           9,080           10,821
                                                   --------------- --------------    ------------- ---------------    -------------
Total cost of revenues                                      2,565          4,957           13,185          17,289           21,228
                                                   --------------- --------------    ------------- ---------------    -------------

                                                   --------------- --------------    ------------- ---------------    -------------
Gross profit                                               29,747         35,260          137,737         128,985          221,757
                                                   --------------- --------------    ------------- ---------------    -------------

         Research and development                          10,966          9,549           47,299          36,941           76,151
         Sales and marketing                                5,668          5,655           24,711          21,457           39,785
         General and administration                         6,842          6,876           22,486          22,521           36,202
         Restructuring costs                                1,960              -            1,960               -            3,156
         Amortization of goodwill                               -            425                -           1,929                -
                                                   --------------- --------------    ------------- ---------------    -------------
Total operating expenses                                   25,436         22,505           96,456          82,848          155,294
                                                   --------------- --------------    ------------- ---------------    -------------

Income from operations                                      4,311         12,755           41,281          46,137           66,463

Interest                                                    1,293          1,194            4,373           4,470            7,040
Minority interest                                            (55)          (105)            (232)           (303)            (374)
                                                   --------------- --------------    ------------- ---------------    -------------
Income before income tax                                    5,549         13,844           45,422          50,304           73,129
Provision for income taxes                                  1,946          4,630           13,785          16,302           22,194

                                                   --------------- --------------    ------------- ---------------    -------------
Net income                                                  3,603          9,214           31,637          34,002           50,935
                                                   --------------- --------------    ------------- ---------------    -------------

Net income                                                  3,603          9,214           31,637          34,002           50,935
Other comprehensive income
         Foreign currency adjustments                       (242)            138            (807)              14          (1,299)
         Accumulated other comprehensive                        -              -                -         (2,087)
         income

                                                   --------------- --------------    ------------- ---------------    -------------
Total comprehensive income                                  3,361          9,352           30,830          31,929           49,636
                                                   --------------- --------------    ------------- ---------------    -------------
Earnings per share (assuming dilution)
Shares outstanding ('000)                               1,018,043      1,025,480        1,020,760       1,024,633
Earnings per share - pence                                    0.4            0.9              3.1             3.3
Earnings per ADS (assuming dilution)
ADS's outstanding ('000)                                  339,348        341,827          340,253         341,544
Earnings per ADS - cents                                      1.7            3.9             15.0            14.5


(1) Translated solely for the convenience of the reader at December 31, 2002 closing rate of $1.6100=(pound)1




                                ARM Holdings plc
                       Consolidated Balance Sheet-US GAAP


                                                                      Dec 31           Dec 31                    Dec 31
                                                                        2002             2001                  2002 (1)
                                                                   Unaudited          Audited                 Unaudited
                                                             ---------------- ----------------     ---------------------
                                                                 (pound)'000      (pound)'000                     $'000

Assets
      Current assets:
      Cash and cash equivalents                                      130,304          104,467                   209,789
      Accounts receivable, net of allowance of                        20,516           24,809                    33,031
      (pound)2,193,000 in 2002 and(pound)800,000 in 2001
      Inventory                                                        1,515              581                     2,439
      Prepaid expenses and other assets                               11,345            6,006                    18,266
      Income taxes receivable                                              -              550                         -
                                                             ---------------- ----------------     ---------------------
      Total current assets                                           163,680          136,413                   263,525

      Deferred income taxes                                            1,697              839                     2,732
      Property and equipment, net                                     25,721           22,668                    41,411
      Intangible assets                                               10,417           12,339                    16,771
      Investments                                                      4,229            3,555                     6,809
                                                             ---------------- ----------------     ---------------------
      Total assets                                                   205,744          175,814                   331,248
                                                             ---------------- ----------------     ---------------------


Liabilities and shareholders' equity
      Accounts payable                                                 4,730            2,361                     7,615
      Income taxes payable                                             3,828            7,054                     6,163
      Personnel taxes                                                    824              784                     1,327
      Accrued liabilities                                              8,636            9,741                    13,904
      Deferred revenue                                                14,415           19,420                    23,208
                                                             ---------------- ----------------     ---------------------
      Total liabilities                                               32,433           39,360                    52,217

      Minority interest                                                  841              609                     1,354
                                                             ---------------- ----------------     ---------------------
                                                                      33,274           39,969                    53,571
                                                             ---------------- ----------------     ---------------------

Shareholders' equity
      Ordinary shares                                                    511              507                       823
      Additional paid in capital                                      69,253           65,362                   111,497
      Cumulative translation adjustment                                (663)              144                   (1,067)
      Retained earnings                                              121,403           89,766                   195,459
      Treasury stock, at cost                                       (18,034)         (19,934)                  (29,035)
                                                             ---------------- ----------------     ---------------------
      Total shareholders' equity                                     172,470          135,845                   277,677
                                                             ---------------- ----------------     ---------------------

      Total liabilities and shareholders' equity                     205,744          175,814                   331,248
                                                             ---------------- ----------------     ---------------------

(1)    Translated solely for the convenience of the reader at December 31, 2002 closing rate of $ 1.6100 =(pound)1




                                ARM Holdings plc
              Results for the Year Ended 31 December 2002 - UK GAAP

Consolidated Profit and Loss Account

                                                                                                    Year                  Year
                                                                                                   Ended                 Ended
                                                                                                  31 Dec                31 Dec
                                                                                                    2002                  2001
                                                                                               Unaudited            Audited(2)
                                                                                   ---------------------- ---------------------
                                                                      (pound)'000            (pound)'000           (pound)'000

Turnover                                                                                         150,922               146,274
Cost of sales                                                                                     13,185                17,289
                                                                                   ---------------------- ---------------------
Gross profit                                                                                     137,737               128,985
Operating expenses
Research and development                                                                          48,674                38,920
Sales and marketing                                                                               24,516                21,448
Administrative expenses                                                                           21,458                22,835
Exceptional item
         Research and development                                           1,327                                            -
         Sales and marketing                                                  320                                            -
         Administrative expenses                                              313                                            -
                                                         -------------------------
                                                                                                   1,960                     -
                                                                                   ---------------------- ---------------------
                                                                                   ---------------------- ---------------------
Total operating expenses                                                                          96,608                83,203
                                                                                   ---------------------- ---------------------
Total operating profit                                                                            41,129                45,782
Net gain on  disposals of trade investments                                                            -                   314
Interest receivable, net                                                                           4,373                 4,470
                                                                                   ---------------------- ---------------------
Profit on ordinary activities before taxation                                                     45,502                50,566
Tax on profit on ordinary activities                                                              13,031                15,874
                                                                                   ---------------------- ---------------------
Profit on ordinary activities after taxation                                                      32,471                34,692
Minority interest                                                                                    232                   303
                                                                                   ---------------------- ---------------------
Profit for the financial period                                                                   32,239                34,389
Dividend paid                                                                                          -                     -
                                                                                   ---------------------- ---------------------
Retained profit for the period                                                                    32,239                34,389
                                                                                   ---------------------- ---------------------

Basic earnings per share (pence)                                                                     3.2                   3.4
Fully diluted earnings per share (pence)                                                             3.2                   3.4


Consolidated Balance Sheet

                                                                           31 Dec                    31 Dec
                                                                             2002                      2001
                                                                        Unaudited                Audited(2)
                                                         ------------------------- -------------------------
                                                                      (pound)'000               (pound)'000

Intangible fixed assets                                                     9,153                    12,427
Tangible fixed assets                                                      25,721                    22,668
Other investments                                                           4,229                     3,555
Investment in own shares                                                    2,166                     2,388
                                                         ------------------------- -------------------------
                                                                           41,269                    41,038
                                                         ------------------------- -------------------------
Stocks                                                                      1,515                       581
Debtors and prepayments                                                    33,558                    32,204
Short term investments                                                    126,013                    94,376
Cash in hand and at bank                                                    4,291                    10,091
Creditors: amounts falling due within 1 year                             (31,483)                  (39,360)
                                                         ------------------------- -------------------------
Net current assets                                                        133,894                    97,892
                                                         ------------------------- -------------------------
Total assets less current liabilities                                     175,163                   138,930
Provisions for liabilities and charges                                       (16)                     (210)
                                                         ------------------------- -------------------------
Net assets                                                                175,147                   138,720
                                                         ------------------------- -------------------------

Shareholders' funds                                                       174,306                   138,111
Minority interests                                                            841                       609
                                                         ------------------------- -------------------------
Capital employed                                                          175,147                   138,720
                                                         ------------------------- -------------------------

Consolidated Cash flow Statement
                                                                             Year                      Year
                                                                            Ended                     Ended
                                                                           31 Dec                    31 Dec
                                                                             2002                      2001
                                                                        Unaudited                   Audited
                                                         ------------------------- -------------------------
                                                                      (pound)'000               (pound)'000

Net cash inflow from operating activities                                  52,087                    57,001
Returns on investments and servicing of finance                             4,187                     4,604
Taxation                                                                 (16,758)                   (9,643)
Capital expenditure and financial investment                             (17,714)                  (22,952)
Acquisitions and disposals                                                      -                   (1,351)
Management of liquid resources                                           (31,637)                  (24,893)
Financing                                                                   4,763                     1,558
                                                         ------------------------- -------------------------

(Decrease)/increase in cash                                               (5,072)                     4,324
                                                         ------------------------- -------------------------

Notes to the UK GAAP Financial Statements


(1) Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

The principal differences between ARM Holdings plc's accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below.

Goodwill Under UK GAAP, goodwill is amortised on a straight-line basis over an estimate of the time that the group is expected to benefit from it. This was also the group's accounting policy under US GAAP prior to 1 January 2002, on which date, following the provisions of SFAS 142 (`Goodwill and other Intangible Assets'), the carrying value of goodwill was frozen and became subject to annual impairment reviews. The transitional impairment review carried out on adoption of SFAS 142 did not give any indication of impairment.

Acquisitions Under US GAAP, payments to purchase intangible assets that are still in development are charged directly to the profit and loss account. Such payments are included within goodwill under UK GAAP, giving rise to a difference in goodwill recognised and the associated amortisation charge.

Marketable securities Under US GAAP, investments in available-for-sale securities are marked to market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in other comprehensive income. Under UK GAAP, the group's accounting policy is to carry such investments at cost less any provisions for diminution in value.

Investment in own shares/treasury stock Under UK GAAP, the shares held by the group in the ESOP and the QUEST are included as "investment in own shares" within fixed asset investments. Investment in own shares is held at the lower of cost and amounts receivable on exercise of options, where applicable, and market value. Under US GAAP, these shares are treated as treasury stock and are included within shareholders' equity, at original cost.

Save As You Earn ("SAYE") plans Under UK GAAP, the group has taken advantage of the exemption provided by UITF 17 (`Employee Share Schemes') not to recognise any compensation charge in respect of options granted under SAYE plans. Under US GAAP, the group follows the requirements of EITF 00-23, which does not permit such an exemption in respect of plans where the savings period is in excess of 27 months, as is the case with the group's Inland Revenue approved UK SAYE plans. EITF 00-23 applies only to new offers made since 24 January 2002. The compensation charge made under US GAAP is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period.

Employee share options Under UK GAAP, employer's taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP such taxes are accounted for when the options are exercised.

Tax on US share options In the US, the group is entitled to a tax deduction for the amount treated as compensation under US tax rules for certain employee share options, which have been exercised by US employees during the year. This amount is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise. Under UK GAAP the tax benefit arising from this deduction is included in the tax charge in the profit and loss account. Under US GAAP, the tax benefit is recorded as an increase in shareholders' funds.

Embedded derivatives Under US GAAP, where the group enters into sales contracts denominated in a currency that is neither the functional currency of the group nor the functional currency of the customer and where there are uninvoiced amounts on such contracts, such derivatives are carried at fair value. The resulting gain or loss is recognised in the income statement. Embedded derivatives are not revalued to fair value under UK GAAP.

Cash Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as current asset investments. Under US GAAP deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents.

(2) Deferred taxation
The group has adopted FRS 19 `Deferred Tax' and has implemented it by way of a prior year adjustment. The current period effect of this is to decrease the UK GAAP tax charge by (pound)500,000. The effect for 2001 is to increase the UK GAAP tax charge by (pound)268,000 and to increase shareholders' funds at 31 December 2001 by (pound)584,000. There is no longer any difference between UK GAAP and US GAAP in respect of the basis of calculation of deferred tax.


UK/US GAAP Reconciliations - profit and loss account

                                                                                  Twelve months             Twelve months
                                                                                          Ended                     Ended
                                                                                    31 December               31 December
                                                                                           2002                      2001
                                                                                      Unaudited                Audited(2)
                                                                     --------------------------- -------------------------
                                                                                    (pound)'000               (pound)'000

Retained profit under UK GAAP                                                            32,239                    34,389
Movement on provision for employer's taxes on share options                               (194)                       (9)
Compensation charge in respect of SAYE options                                             (56)                         -
Difference on amortisation of goodwill                                                    1,352                        50
Mark-to-market of embedded derivatives                                                    (950)                         -
Tax deduction for US employee share options                                               (754)                     (428)
                                                                     --------------------------- -------------------------
Net income under US GAAP                                                                 31,637                    34,002
                                                                     --------------------------- -------------------------


UK/US GAAP Reconciliations - balance sheet                                          31 December               31 December
                                                                                           2002                      2001
                                                                                      Unaudited                Audited(2)
                                                                     --------------------------- -------------------------
                                                                                    (pound)'000               (pound)'000
Cash under UK GAAP                                                                        4,291                    10,091
Short term investments                                                                  126,013                    94,376
                                                                     --------------------------- -------------------------
Cash and cash equivalents under US GAAP                                                 130,304                   104,467
                                                                     --------------------------- -------------------------

Shareholders' funds under UK GAAP                                                       174,306                   138,111
Provision for employer's taxes on share options                                              16                       210
Write off of in-process research and development                                          (150)                     (150)
Cumulative differences on amortisation of goodwill                                        1,414                        62
Mark-to-market of embedded derivatives                                                    (950)                         -
Investment in own shares /treasury stock                                                (2,166)                   (2,388)
                                                                     --------------------------- -------------------------
Shareholders' equity  under US GAAP                                                     172,470                   135,845
                                                                     --------------------------- -------------------------

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended December 31, 2001 have been delivered to the Registrar of Companies, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless. ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM7TDMI-S, ARM7EJ-S, ARM720T, ARM922T, ARM926EJ-S, ARM946E, ARM946E-S, ARM966E-S, ARM1022E, ARM1026EJ-S and ARM1136J-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited; ARM, INC.; ARM KK; ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS and ARM Consulting(Shanghai) Co.Ltd..

This announcement contains "forward-looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company's actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARM(R) architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM' s ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company's ability to protect its intellectual property; and ARM's ability to attract and retain employees.

           More information on ARM is available at http://www.arm.com